No. 442/A00-AB0/FIN/09

July 3, 2009

VIA EDGAR

Larry Spirgel

Melissa Kindelan

Ivette Leon

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re.  :

PT Indosat Tbk

Form 20-F for the Fiscal Year Ended December 31, 2008

Filed April 15, 2009

File No. 001-13330

Ladies and Gentlemen:

On behalf of PT Indosat Tbk, a company incorporated under the laws of the Republic of Indonesia (“Indosat”, or the “Company”), we acknowledge receipt of the SEC Staff’s comment letter dated June 17, 2009 relating to Indosat’s annual report for the fiscal year ended December 31, 2008 filed on Form 20-F (the “Form 20-F”).  For your convenience, we have reproduced the Staff’s comment below, followed by our corresponding response. Headings and accompanying page numbers in underlined, bold typeface refer to the Form 20-F.

Operating and Financial Review and Prospects, page 59

Principal Indebtedness, page 75

1.

We note that you disclose the required ratios for your material debt covenants. We also note that on page three you disclose some of the actual ratios.  As you are highly leveraged an event of default would have a material impact on your operations.  Therefore, you should revise the Operating and Financial Review and Prospects to include a discussion of the actual ratios as of each reporting date showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.  This will allow readers to understand how much cushion there is between the required ratios and the actual ratios.  Further you should include a discussion of how the recent operating environment, the changes to the definitions of “EBITDA”, “Debt” and “Equity” in some of your debt agreements and the changes in the Debt to Equity ratio will impact your compliance with your covenants.

Indosat …/

No. 442/A00-AB0/FIN/09

Indosat proposes to comply with the Staff’s comment in future filings by including a tabular presentation of the computation of its historical financial ratios as if the amended definitions of “Debt”, “Equity” and “EBITDA” were in effect as of December 31, 2007 and 2008, as well as computations of its financial ratios as of December 31, 2009, applying these new definitions. Indosat will also include a discussion of how the recent operating environment, the changes to the definitions of “EBITDA”, “Debt” and “Equity” in certain of its debt instruments and agreements and the changes in the debt to equity ratio will impact its compliance with its covenants.

As a result of the amendment of certain of Indosat’s debt instruments and agreements in February and March 2009, the definitions of “Debt”, “Equity” and “EBITDA” are now uniform across all such debt instruments and agreements.  Because the previous definitions of these terms have been superseded, Indosat believes a tabular presentation of its actual ratios, calculated pursuant the amended definitions of “Debt”, “Equity” and “EBITDA” in these debt instruments and agreements, best illustrates how much cushion there is between the required ratios and the actual ratios pursuant to the formulas set forth in its amended debt instruments and agreements. This presentation allows a reader to see the effects of such amendments on Indosat’s calculation of ratios going forward and facilitates their understanding of how much headroom Indosat currently has under its covenants.

Please refer to Schedule A for an extract of Indosat’s proposed disclosure in future filings. References to specific page numbers and section titles in bold typeface within Schedule A refer to the Form 20-F and identify where such discussions will be incorporated within future filings on Form 20-F.

In connection with Indosat’s responses hereto, Schedule A and the Form 20-F, Indosat acknowledges that:

•

Indosat is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

Indosat may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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No. 442/A00-AB0/FIN/09

We look forward to resolving the Staff’s comment as expeditiously as possible. If you have any further questions, please feel free to contact me at (62-21) 3869-606, or Matthew Sheridan, of Sidley Austin, at (852) 2901–3886 or msheridan@sidley.com.

Very truly yours,

Wong Heang Tuck

Chief Finance Officer and Director

cc:

G. Matthew Sheridan

            Sidley Austin

SCHEDULE A

New footnotes (8) and (9) will be added to the table of “Operating Data” under “Item 3: Key Information —  Selected Financial Data” of the Form 20-F (Pages 3 to 4). The table of “Operating Data” and new footnotes to be included in our next Form 20-F filing are illustrated below:

	As of or for the year ended December 31,
	2005	2006	2007	2008	2009
Operating Data:(7)
Percentage increase (decrease) from prior period:
Operating revenues	11.12%	5.6%	34.7%	13.2%	[●] %
Operating income	14.19	(6.9)	33.0	4.7	[●]
Net income	(0.60)	(13.1)	44.8	(8.0)	[●]
Total assets	17.63	4.4	32.4	14.1	[●]
Total stockholders’ equity	8.58	6.2	8.8	5.2	[●]
Operating ratios (expressed as a percentage):
Operating income to operating revenues	31.51	27.77	27.41	25.37	[●]
Operating income to stockholders’ equity	25.51	22.36	27.32	27.19	[●]
Operating income to total assets	11.14	9.93	9.98	9.16	[●]
Net profit margin	14.01	11.52	12.38	10.07	[●]
Return on equity	11.34	9.28	12.34	10.79	[●]
Return on assets	4.95	4.12	4.51	3.6	[●]
Financial ratios (expressed as a percentage):
Current ratio	138.58	83.28	92.59	90.49	[●]
Debt to equity ratio(8)(9)	87.34	75.13	100.89	125.00	[●]
Total liabilities to total assets	55.80%	55.00%	62.83%	65.76%	[●] %

____________________

(7)

Operating data percentages and ratios are computed based on the financial statements prepared under Indonesian GAAP.

(8)

The debt to equity ratios are computed from line items in the financial statements prepared under Indonesian GAAP and are calculated by dividing: (i) total debt from (a) current maturities from long-term debts or from bonds payable; (b) long-term debts – net of current maturities, to related parties or third parties; and (c) bonds payable – net of current maturities, by (ii) stockholders’ equity. Following the amendment of the definitions of “Debt” and “Equity” in certain of our debt instruments and agreements in February and March 2009, the Debt to Equity ratios in the financial covenants for these debt instruments and agreements are calculated pursuant to this formula, except that interest-bearing procurement payables with maturities within six months of the invoice date are excluded from the definition of “Debt” and minority interests, for entities the debt of which is 100% consolidated by us, and subordinated shareholder loans, are included in the definition of “Equity.”

(9)

Using U.S. GAAP results, total debt would be Rp16,815.4 billion, Rp22,068.9 billion and Rp[●] billion as of December 31, 2007, 2008 and 2009, respectively, and total equity would be Rp18,260.6 billion, Rp20,441.1 billion and Rp[●] billion as of December 31, 2007, 2008 and 2009, respectively, resulting in a debt to equity ratio of 92.1%, 108.0% and [●] as of December 31, 2007, 2008 and 2009, respectively.

New paragraph four under “Item 5: Operating and Financial Review and Prospects —  Factors Affecting Our Results of Operations and Financial Condition — Foreign Exchange Volatility” of the Form 20-F (Page 62):

In February and March 2009, we obtained consents to amendments to certain of our debt instruments and agreements in order to provide additional “cushion” for compliance with the debt to equity, debt to EBITDA and EBITDA to interest payment ratio maintenance covenants.  While we believe that such amendments will provide us with sufficient cushion in the event of volatility in the U.S. dollar – Indonesian rupiah exchange rates, we cannot assure you that further and more intense volatility than that experienced in the past 12 months will not occur, which could cause us to breach our financial covenants.  See “ — Principal Indebtedness.”

New discussion to be inserted after paragraph three under “Item 5: Operating and Financial Review and Prospects —  Principal Indebtedness” of the Form 20-F (Page 75):

Certain of our debt instruments (other than the Guaranteed Notes due 2010 and Guaranteed Notes due 2012) and loan agreements obligate us to maintain a specified maximum ratio of debt (or loans) to equity, or the debt to equity ratio, which, prior to February 2009, was 1.75 to 1.0, or 175%.  As a result of amendments we requested to such instruments and agreements, and agreed with our lenders and the Trustee for bondholders in February and March 2009, the debt to equity ratio is now 2.50 to 1.0, or 250%.  We also requested and were granted consents to amendments to certain defined terms in the debt to equity ratios so that the definition is uniform across all such instruments and agreements.  The Guaranteed Notes due 2010 and the Guaranteed Notes due 2012 do not contain a debt to equity ratio requirement.

Our debt increased 30.5% from Rp16.7 trillion in 2007 to Rp21.8 trillion in 2008 primarily due to (i) an increase in the issuance of new debt in 2008 as a result of an increase in capital expenditure in 2008 compared to 2007 and (ii) the accounting impact of the depreciation of the Indonesian rupiah against the U.S. dollar. The U.S. dollar to Indonesian rupiah exchange rate fell from US$1.00 to Rp9,393 in 2007 to US$1.00 to Rp10,950 in 2008. Because a portion of our liabilities are U.S. dollar-denominated, we are exposed to fluctuations in the Indonesian rupiah. Recent depreciation in the Indonesian rupiah and an increase in foreign exchange volatility exposed us to short-term accounting adjustments which impacted our financial ratios.

To help address the impact of such currency fluctuations going forward, we amended the debt to equity ratio covenants in all of our applicable debt instruments and agreements to increase the ratio from 1.75 to 2.50, in order to provide us with additional “cushion” in the event of adverse foreign exchange movements.

We also amended the debt to equity ratio covenants in order to better reflect the effect of our hedging policies on this ratio and amended the definitions of “Debt” and “Equity” in such debt instruments and agreements in order to provide additional headroom under these line items.

In February and March 2009, we obtained consents to the following amendments to defined terms in certain of our applicable debt instruments and agreements (other than the Guaranteed Notes due 2010 and Guaranteed Notes due 2012): (i) excluding non-cash items, including foreign exchange gains or losses, from the definition of “EBITDA”; (ii) excluding interest-bearing procurement payables from the definition of “Debt” unless their maturities are in excess of six months from the invoice date; and (iii) including in “Equity” (a) minority interests, for entities the debt of which is 100% consolidated by us, and (b) subordinated shareholder loans.

While we believe that the foregoing amendments will provide us with sufficient cushion in the event of volatility in the U.S. dollar – Indonesian rupiah exchange rates, we cannot assure you that further and more intense volatility than that experienced in the past 12 months will not occur, which could cause us to breach our financial covenants.

Set forth below are calculations of our historical financial ratios that are contained in our financial covenants. The historical financial ratios as of December 31, 2007 and 2008 are calculated based on the amended definitions of “Debt” (also defined as “Loan” in certain translations of our debt instruments and agreements), “Equity” and “EBITDA” in our various debt instruments and agreements as if such defined terms applied as of such dates.

2

	As of or for the year ended December 31,
	Ratio Requirement	2007	2008	2009
	(Rp. in billions, except percentages)
Balance Sheet and Income Statement Data:
Current maturities from:
Loans payable		494.4	572.5	[●]
Bonds payable		1,860.0	56.4	[●]
Loans payable – net of current maturities:
Related party		1,794.9	1,596.1	[●]
Third parties		2,454.1	9,216.0	[●]
Bonds payable – net of current maturities		10,088.7	10,315.6	[●]

Total Debt(1)		16,692.1	21,756.6	[●]

Total Assets		45,305.1	51,693.3	[●]
Total Liabilities		28,463.0	33,994.8	[●]
Total Equity(2)		16,842.1	17,698.5	[●]

Operating Income		4,519.6	4,733.3	[●]
Depreciation and Amortization		4,195.2	4,587.9	[●]

EBITDA(3)(4)		8,714.8	9,321.2	[●]

Interest Expense(5)		1,396.1	1,776.5	[●]

Financial Ratios:
Debt to Equity ratio(6)	Not more than 250%	99.1%	122.9%	[●]%
Debt to EBITDA ratio(7)	Not more than 350%	191.5%	233.4%	[●]%
EBITDA to Interest Expense ratio(8)	Not less than 300%	624.2%	524.7%	[●]%

____________________

(1)

According to the amended definition, “Debt” means, with respect to any person on any date of determination (without duplication):

(a)

the principal of and premium (if any) in respect of debt of such person for money borrowed and debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable which in any such case, bears interest or on which interest accrues; and

(b)

all obligations of such person in relation to procurement payables constituting accounts payable to such person's suppliers which bear interest or on which interest accrues and payment for such accounts payable is due more than six (6) months after the relevant invoice date, but, in relation to any member of the Company1 or its subsidiaries, or the Group, deducting all indebtedness advanced by any (direct or indirect) shareholder of the Company to such member of the Group which is subordinated to any indebtedness falling under paragraph (a) or (b) above.

(1)

According to the amended definition, “Equity” means total assets less total liabilities, where total liabilities exclude all indebtedness advanced by any (direct or indirect) shareholder of the Company to any member of the Group which is subordinated to any Debt.

(2)

According to the amended definition, “EBITDA” means, for any period, an amount equal to the sum of operating income (calculated before finance costs, taxes, non-operating income or expenses and extraordinary and exceptional items) plus depreciation and amortization and, in the case of any testing or calculation of the ratio of aggregate Debt of the Group, to EBITDA of the Group after giving pro forma effect to any material acquisition or disposal of assets or businesses as if such acquisition or disposal had occurred on the first day of such period.

(3)

We have defined EBITDA to mean earnings before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP. EBITDA is not a standard measure uner either Indonesian GAAP or U.S. GAAP. As the telecommunications business is capital intensive, capital expenditure requirements and levels of debt and interest expenses may have a significant impact on the net income of companies with similar operating results. Therefore, we believe that EBITDA provides a useful reflection of our operating results and that net income is the most directly comparable financial measure to EBITDA as an indicator of our operating performance. You should not consider our definition of EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under either Indonesian GAAP or U.S. GAAP or other companies’ definition of EBITDA. Our definition of EBITDA does not account for taxes and other non-operating cash expenses. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments. The following table reconciles our net income under Indonesian GAAP to our definition of EBITDA for the periods indicated:

	As of or for the year ended December 31,
	2007	2008	2009
	(Rp. in billions)
EBITDA	8,714.8	9,321.2	[●]
Adjustments:
Depreciation and amortization	(4,195.2)	(4,587.9)	[●]
Interest income	232.4	460.1	[●]
Gain (loss) on change in fair value of derivatives – net	68.0	136.6	[●]
Financing cost	(1,428.6)	(1,858.3)
Gain (loss) on foreign exchange – net	(155.3)	(885.7)	[●]
Amortization of goodwill	(226.5)	(227.3)	[●]
Others – net	(80.0)	(33.6)	[●]
Equity in net income of associated companies	-	-	[●]
Income tax benefit (expense) – net	(859.5)	(419.8)
Minority interest in net income of subsidiaries	(28.1)	(26.8)	[●]

Net income	2,042.0	1,878.5	[●]

(4)

“Interest Expense” means, for any period, interest expense on Debt.

(5)

Using U.S. GAAP results, Total Debt would be Rp16,815.4 billion, Rp22,068.9 billion and Rp[●] billion as of December 31, 2007, 2008 and 2009, respectively, and Total Equity would be Rp18,260.6 billion, Rp20,441.1 billion and Rp[●] billion as of December 31, 2007, 2008 and 2009, respectively, resulting in a Debt to Equity ratio of 92.1%, 108.0% and [●] as of December 31, 2007, 2008 and 2009, respectively.

(6)

Using U.S. GAAP results, Total Debt would be Rp16,815.4 billion, Rp22,068.9 billion and Rp[●] billion as of December 31, 2007, 2008 and 2009, respectively, and EBITDA would be Rp8,718.0 billion, Rp9,306.5 billion and Rp[●] billion for the year ended December 31, 2007, 2008 and 2009, respectively, resulting in a Debt to EBITDA ratio of 192.9%, 237.1% and [●] as of December 31, 2007, 2008 and 2009, respectively.

(7)

Using U.S. GAAP results, EBITDA would be Rp8,718.0 billion, Rp9,306.5 billion and Rp[●] billion for the year ended December 31, 2007, 2008 and 2009, respectively, and Interest Expense would be Rp907.9 billion, Rp885.6 billion and Rp[●] billion for the year ended December 31, 2007, 2008 and 2009, respectively, resulting in an EBITDA to Interest Expense ratio of 960.2%, 1,050.9% and [●] as of December 31, 2007, 2008 and 2009, respectively.

4

Footnotes

1

1All references to the “Company" are to PT Indosat Tbk.

3